Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-225820, 333-225816, 333-218349, 333-211946, 333-198262, 333-192861, 333-188349, 333-181818, and 333-160461 on Form S-8 of our reports dated March 1, 2019, relating to the consolidated financial statements of Medidata Solutions, Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle as a result of the adoption of the new revenue standard, ASC Topic 606), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Medidata Solutions, Inc. for the year ended December 31, 2018.

/s/Deloitte & Touche LLP
New York, New York
March 1, 2019